Exhibit 4.25

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of May 8th , 2018 by and among P.V. Nano Cell Ltd., a company incorporated under the laws of the State of Israel, with offices located at 8 Hamasger St., PO Box 236, Migdal Ha-Emek, 2310102, Israel (the “Company”) and Slobel. (“Investor”).

The Parties hereby agree as follows:

1.	The Company wishes to raise capital by means of a loan convertible to Ordinary Shares, par value NIS 0.01 each, of the Company (the “Ordinary Shares”).

2.	The Investor agrees to give a loan to the Company at an amount of $170,000 (“The Loan”).

3.	The loan has a Original Issue Discount (01D) of 10%.

4.	The loan will be for a period of 18 month from closing date and will convertible to Ordinary shares at a conversion price of $1 per share.

5.	The Loan will bear interest of 6% per year.

6.	Further to Section 2 above, it is agreed that upon receipt by the Company of the Loan, the Company will grant the Investor 170,000 warrants to purchase 170,000 Ordinary Shares of the Company par value NIS 0.01 each, at an exercise price per share of US $0.5 for a period of 5 years.

7.	The Shares from Loan conversion an exercise of warrants hereunder shall have the rights, preferences and privileges as set forth in the Articles of Association of the Company.

8.	Transfer Restrictions. The Shares from Loan conversion an exercise of warrants may only be disposed of in compliance with applicable Israeli and US state and federal securities laws. In connection with any transfer of the Purchased Shares other than pursuant to an effective registration statement or Rule 144 to an Affiliate of the Investor or in connection with a pledge, the Company may require the transferor thereof to provide, at the transferor’s expense, an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred shares under the Securities Act.

9.	This Agreement shall be governed by and construed solely in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflict of law. The Parties hereby irrevocably submit to the jurisdiction of the courts of Haifa in respect of any dispute or matter arising out of or connected with this Agreement.

10.	This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Facsimile or scanned signatures of a Party shall be binding as evidence of such Party’s agreement hereto and acceptance hereof.

IN WITNESS WHEREOF, each Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

INVESTOR:		COMPANY:

Slobel		P.V. NANO CELL LTD

By:	/s/ Jacques Spijer	By:	Dr. Fernando de la Vega, Director